UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Globus Medical, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

379577208

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 379577208

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) David C. Paul
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 329,168(1)
	6.	Shared Voting Power 20,867,524(2)(3)
	7.	Sole Dispositive Power 329,168(1)
	8.	Shared Dispositive Power 20,867,524 (2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,196,692 (2)(3)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 21.52%(4)(5)
12.	Type of Reporting Person IN

(1)	Consists of 329,168 shares of Class A common stock subject to options held by the reporting person that are exercisable within 60 days of December 31, 2020.
(2)

The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer’s Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder’s affiliates represents less than 5% of the Issuer’s outstanding common stock.

(3)	Does not include 1,562,573 shares of Class B common stock held by the Paul Family Irrevocable Trust U/A/D 4/6/10. The reporting person’s spouse is trustee of the trust.
(4)

Based on shares outstanding equal to: (a) 77,284,007 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to the reporting person, plus (b) 329,168 shares of Class A common stock subject to options that are exercisable within 60 days of December 31, 2020, plus (c) 20,867,524 shares of Class B common stock, which are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.

(5)	Assumes conversion of all of the reporting person’s Class B common stock into, and exercise of all of the reporting person’s options for, shares of Class A common stock.

CUSIP No. 379577208

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Sonali Paul
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 1,562,573(6)(7)
	6.	Shared Voting Power 20,867,524(7)(8)
	7.	Sole Dispositive Power 1,562,573(6)(7)
	8.	Shared Dispositive Power 20,867,524 (7)(8)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,430,097 (7)(8)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 22.49%(9)(10)
12.	Type of Reporting Person IN
(6)	Consists of 1,562,573 shares of Class B common stock held by the Paul Family Irrevocable Trust U/A/D 4/6/10.
(7)

The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer’s Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder’s affiliates represents less than 5% of the Issuer’s outstanding common stock.

(8)	Does not include 329,168 shares of Class A common stock subject to options held by the reporting person’s spouse that are exercisable within 60 days of December 31, 2020.
(9)

Based on shares outstanding equal to: (a) 77,284,007 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to the reporting person, plus (b) 22,430,097 shares of Class B common stock, which are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.

(10)	Assumes conversion of all of the reporting person’s Class B common stock into shares of Class A common stock.

CUSIP No. 379577208

Item 1(a)	Name of Issuer

Globus Medical, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2560 General Armistead

Avenue Audubon, PA 19403

Item 2(a)	Name of Person Filing

This Amendment No. 8 to Schedule 13G is being filed by David C. Paul and Sonali Paul (together, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

2560 General Armistead

Avenue Audubon, PA 19403

Item 2(c)	Citizenship

The Reporting Persons are citizens of the United States of America.

Item 2(d)	Title of Class of Securities

Class A Common Stock

Item 2(e)	CUSIP Number

379577208

CUSIP No. 379577208

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

Ownership information is provided as of December 31, 2020:

(a)	Amount beneficially owned:

	(i)	David C. Paul	21,196,692(11)(12)(13)(14)

	(ii)	Sonali Paul	22,430,097(12)(14)(15)(16)

(b)	Percent of class:

	(i)	David C. Paul	21.52%(17)(18)

	(ii)	Sonali Paul	22.49%(19)(20)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

		(A) David C. Paul	329,168(11)(12)

		(B) Sonali Paul	1,562,573(12)(15)

	(ii)	Shared power to vote or to direct the vote

		(A) David C. Paul	20,867,524(12)(13)(14)

		(B) Sonali Paul	20,867,524(12)(14)

	(iii)	Sole power to dispose or to direct the disposition of

		(A) David C. Paul	329,168(11)(12)

		(B) Sonali Paul	1,562,573(12)(15)

	(iv)	Shared power to dispose or to direct the disposition of

		(A) David C. Paul	20,867,524(12)(13)(14)

		(B) Sonali Paul	20,867,524(12)(14)

(11)	Includes 329,168 shares of Class A common stock subject to options held by the reporting person that are exercisable within 60 days of December 31, 2020.

CUSIP No. 379577208

(12)

The holders of Class B common stock are entitled to 10 votes per share of Class B common stock. Each share of Class B common stock is convertible into the Issuer’s Class A common stock on a 1-for-1 basis (a) at any time at the option of the holder of such share, (b) upon the transfer of such share (subject to certain exceptions for transfers not involving a sale, such as transfers not constituting a change in beneficial ownership, estate planning transfers and gifts), and (c) if the Class B common stock held by the holder of such share plus that holder’s affiliates represents less than 5% of the Issuers outstanding common stock.

(13)

Does not include 1,562,573 shares of Class B common stock held by the Paul Family Irrevocable Trust U/A/D 4/6/10. The shares are held in trust for the benefit of the reporting person’s spouse and children. The reporting person’s spouse is trustee of the trust.

(14)	Includes 20,867,524 shares of Class B common stock held directly by the reporting person and the reporting person’s spouse.
(15)	Includes 1,562,573 shares of Class B common stock held by the Paul Family Irrevocable Trust U/A/D 4/6/10.
(16)	Does not include 329,168 shares of Class A common stock subject to options held by the reporting person’s spouse that are exercisable within 60 days of December 31, 2020.
(17)

Based on shares outstanding equal to: (a) 77,284,007 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to the reporting person, plus (b) 329,168 shares of Class A common stock subject to options that are exercisable within 60 days of December 31, 2020, plus (c) 20,867,524 shares of Class B common stock, which are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.

(18)	Assumes conversion of all of the reporting person’s Class B common stock into, and exercise of all of the reporting person’s options for, shares of Class A common stock.
(19)

Based on shares outstanding equal to: (a) 77,284,007 shares of Class A common stock outstanding as of December 31, 2020, as reported by the Issuer to the reporting person, plus (b) 22,430,097 of shares of Class B common stock, which are treated as converted into Class A common stock for the purpose of computing the percentage ownership of the reporting person.

(20)	Assumes conversion of all of the reporting person’s Class B common stock into shares of Class A common stock.

CUSIP No. 379577208

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 379577208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ David C. Paul
David C. Paul

/s/ Sonali Paul
Sonali Paul